Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RECORD DATE FOR

ANNUAL GENERAL MEETING

The board of directors (the “Board”) of Autohome Inc. (the “Company”) hereby announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares with a par value of US$0.0025 each (the “Shares”), to attend our forthcoming annual general meeting (the “Annual General Meeting”) will be as of close of business on Monday, June 2, 2025, Hong Kong time (the “Shares Record Date”). In order to be eligible to attend the Annual General Meeting, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, June 2, 2025, Hong Kong time. All persons who are registered holders of the Shares on the Shares Record Date will be entitled to attend the Annual General Meeting.

Holders of American Depositary Shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Shares, may attend but may not vote at the Annual General Meeting.

Details including the date and location of our Annual General Meeting will be set out in our notice of Annual General Meeting to be issued in due course.

By order of the Board Autohome Inc. Mr. Song Yang
Director and Chief Executive Officer

Hong Kong, May 19, 2025

As at the date of this announcement, the Board comprises Mr. Quan Long, Mr. Song Yang, Ms. Keke Ding and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only